SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001,

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to

Commission file number 0-20312

The Fidelity National Information Solutions 401(k) Plan
(formerly the Vista Information Solutions, Inc. 401(k) Plan.)
4050 Calle Real
Santa Barbara, CA 93110
(Full title of the plan and the address of the plan)

Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, CA 93110
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC. 401(k) PLAN

(formerly Vista Information Solutions, Inc. 401(k) Plan)

Financial Statements and
Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report — KPMG LLP
Independent Auditors’ Report — Deloitte & Touche LLP
Statements of Net Assets Available for Benefits December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2001 and 2000
Notes to Financial Statements
Schedule H — Line 4i — Schedule of Assets (Held at End of Year) December 31, 2001
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.2

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC. 401(k) PLAN
(formerly Vista Information Solutions, Inc. 401(k) Plan)

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Advisory Committee
Fidelity National Information Solutions, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Fidelity National Information Solutions, Inc. 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audit. The financial statements of the Plan as of December 31, 2000, and for the year then ended were audited by other auditors whose report dated May 11, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedule, Schedule H — Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2001 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the 2001 basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 26, 2002

INDEPENDENT AUDITORS’ REPORT

To the Advisory Committee of
Fidelity National Information Solutions, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Fidelity National Information Solutions, inc. 401(k) Plan (formerly Vista information Solutions, Inc. 401(k) Plan) (the “Plan”) as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
May 11, 2001

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC. 401(k) PLAN
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

Assets	2001	2000

Investments, at fair value (note 3):
Pooled separate accounts	$3,922,099	3,961,902
Employer securities — common stock	1,989,013	507,922
Participant loans	81,743	73,265

Total investments	5,992,855	4,543,089

Receivables:
Participant contributions	—	68,489
Employer contributions	15,126	257,158
Due from demutualization (note 7)	190,536	—

Total receivables	205,662	325,647

Net assets available for benefits	$6,198,517	4,868,736

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC. 401(k) PLAN
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Additions:
Additions to net assets attributed to:
Contributions:
Participant	$1,591,591	1,901,220
Employer	759,954	1,147,954
Rollover	93,387	722,729

Total investment income	2,444,932	3,771,903

Investment income (loss):
Net depreciation in fair value of investments	(436,817)	(1,275,840)
Interest and dividends	769,097	3,524
Demutualization of Principal Mutual Holding Company	190,536	—

Total investment income (loss)	522,816	(1,272,316)

Total additions	2,967,748	2,499,587

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,635,129	629,841
Administrative expenses	2,838	—

Total deductions	1,637,967	629,841

Net increase	1,329,781	1,869,746
Net assets available for benefits:
Beginning of year	4,868,736	2,998,990

End of year	$6,198,517	4,868,736

See accompanying notes to financial statements.

Fidelity National Information Solutions, Inc. 401(k) Plan
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following description of the Fidelity National Information Solutions, Inc. (the Company) 401(k) Plan (the Plan), formerly the Vista Information Solutions, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution Plan covering all full-time employees of the Company who have attained age 18. Temporary employees and student-intern employees who have completed at least 1,000 hours of service are eligible to participant in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Amendment

Effective January 1, 2001, the Company amended the Plan to permit participants to make a special deferral election (including an election of no deferral) applicable only to bonus payments and other special payments of compensation.

On August 1, 2001, Fidelity National Financial, Inc. (“Fidelity”) acquired approximately 80% of the outstanding common stock of VISTA Information Solutions, Inc. (“Vista”), which was renamed Fidelity National Information Solutions, Inc. Effective August 1, 2001, the name of the Plan was changed from “Vista Information Solutions, Inc. 401(k) Plan” to “Fidelity National Information Solutions, Inc. 401(k) Plan”. As a result of the acquisition, all references of investments to “Vista Information Solutions Stock” have been changed to “Fidelity National Information Solutions Stock”. Moreover, participants became fully vested in the Plan if: a) the employment of the participant was involuntarily terminated by the Company for reasons other than cause during the period from May 1, 2001 through July 31, 2001; or b) the participant was a full time active employee of the Company as of July 31, 2001.

Effective July 31, 2001, the Company ceased the special discretionary contribution to the Plan equal to 3% of each participant’s compensation.

(c)	Contributions

Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes contributions equal to 20% of participants’ elective deferrals in shares of the Company’s common stock up to $1,000. The Company’s Board of Directors has the discretion to contribute 3% of the participants’ eligible compensation in shares of the Company’s common stock as a special discretionary contribution. Discretionary employer contributions were made for the period of January 1, 2001 to July 31, 2001 during the Plan year ended December 31, 2001. All employer contributions are participant directed. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s contributions and (b) Plan earnings, and is charged with an allocation of losses. Allocations are based on participant earnings or account balances, as defined. Discretionary employer contributions, when made, are allocated in the ratio of participant compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Fidelity National Information Solutions, Inc. 401(k) Plan
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2001 and 2000

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, except as noted above, is based on years of service as follows:

Number of years of service	Vested percentage

Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years or more	100%

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.75% to 11.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

(g)	Payment of Benefits

Participants are entitled to a distribution of their accounts upon retirement, termination of employment, hardship, or in the event of total disability or death. Employees who began employment prior to April 1, 1998 may receive their distributions in a lump sum payment or in the form of an annuity. For employees who began employment on or after April 1, 1998, only lump-sum distributions are allowed.

(h)	Forfeited Accounts

Forfeitures are used to reduce employer contributions or to pay Plan administrative expenses, as determined by the Company. No forfeiture amounts were used during the Plan year 2001. The remaining balances as of December 31, 2001 and 2000 in the forfeiture account were $80,990 and $10,107, respectively.

(i)	Administrative Expenses

Administrative expenses, investment management and trustee fees are paid by the Company. Under this arrangement, total fees paid by the company were $43,844 and $29,040 for the years ended December 31, 2001 and 2000, respectively. Member requested services and loan issuance fees are paid by the participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Fidelity National Information Solutions, Inc. 401(k) Plan
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2001 and 2000

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in Principal Life Insurance Company (Principal) pooled separate accounts are reported at the value reported to the Plan by Principal, which approximates fair value. Investments in common stock of the Company are held by Bankers Trust Company and listed at fair value based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2001 are investments in Fidelity National Information Solutions, Inc. common stock amounting to $1,989,013 whose value could be subject to change based upon market conditions.

(3)	Investments

The following table represents the fair value of individual investments, with investments exceeding 5% of the Plan’s net assets separately identified:

	2001	2000

Principal Money Market Separate Account	$454,278	456,834
Principal Large Cap Stock Index Separate Account	1,220,724	1,474,032
Principal Large Company Blend Separate Account	608,962	678,425
Principal Stock Emphasis Balanced Separate Account	399,596	317,303
Principal Medium Company Blend Separate Account	546,189	406,083
Principal International Stock Separate Account	361,768	378,803
Fidelity National Information Solutions, Inc. Common Stock	1,989,013	507,922
All other investments less than 5%	412,325	323,687

Total	$5,992,855	4,543,089

Fidelity National Information Solutions, Inc. 401(k) Plan
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2001 and 2000

During the years ended December 31, 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000

Pooled Separate Account	$(1,169,033)	(155,202)
Fidelity National Information Solutions, Inc. Common Stock	732,216	(1,120,638)

	$(436,817)	(1,275,840)

(4)	Related-Party Transactions

Certain Plan investments are units of pooled separate accounts managed by Principal Life Insurance Company. Principal Life Insurance Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the employer, Fidelity National Information Solutions, Inc., a party in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Demutualization of Principal Mutual Holding Company

Effective December 10, 2001, Principal Mutual Holding Company, the parent of Principal Life Insurance Company, converted from a mutual insurance holding company to a stock company upon the closing of an initial public offering of the common stock of Principal Financial Group, Inc. As a result, the Plan, through its investment in the Pooled Separate Accounts of Principal Life Insurance Company, was owed a one-time payment of $190,536. The amount received by the Plan represents the compensation to which the Plan was entitled under Principal’s demutualization plan, which was approved by the Iowa Insurance Commissioner on August 28, 2001.

Fidelity National Information Solutions, Inc. 401(k) Plan
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2001 and 2000

(8)	Subsequent Event

Effective January 1, 2002, the Plan was merged into the Fidelity National Financial Group 401(k) Profit Sharing Plan, a multiple-employer plan sponsored by Fidelity National Financial, Inc. The Fidelity National Information Solutions, Inc. 401(k) Plan and the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan are affiliated plans.

Schedule

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC. 401(k) PLAN
(formerly Vista Information Solutions, Inc. 401(k) Plan)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of issue, borrower,
lessor, or similar party	Description of investment	Current value

	Pooled separate account:
*Principal Life Insurance Company	Principal Money Market Separate Account	$454,278
*Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	106,862
*Principal Life Insurance Company	Principal Bond Emphasis Balanced Separate Account	223,720
*Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	1,220,724
*Principal Life Insurance Company	Principal Large Company Blend Separate Account	608,962
*Principal Life Insurance Company	Principal Stock Emphasis Balanced Separate Account	399,596
*Principal Life Insurance Company	Principal Medium Company Blend Separate Account	546,189
*Principal Life Insurance Company	Principal International Stock Separate Account	361,768
	Common stock:
*Fidelity National Information Solutions, Inc.	Fidelity National Information Solutions, Inc. Common Stock	1,989,013
	Participant loans:
*Participant loans	Participant loans, various maturities, interest rates
	6.75% – 11.50%, balances collateralized by
	participant account	81,743

		$5,992,855

*Party-in-interest.

See accompanying independent auditors’ report.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Information Solutions 401(k) Plan (formerly the Vista Information Solutions, Inc. 401(k) Plan)

Date: June 28, 2002	/s/	NEIL A. JOHNSON
NEIL A. JOHNSON Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

23.1	Consent of KPMG, LLP
23.2	Consent of Deloitte & Touche LLP